Law Department
The Lincoln National Life Insurance Company
One Granite Place
Concord, NH 03301

Ronald R. Bessette, Counsel
Phone: 603-229-6140
Fax: 603-226-5448
Ronald.Bessette@LFG.com

VIA FEDERAL EXPRESS

May 3, 2010

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:       The Lincoln National Life Insurance Company
Request Pursuant to Rule 485(b)(1)(vii)
Prospectus Template and Replicate Filings

Dear Mr. Kotapish:

In accordance with Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended (the “1933 Act”), The Lincoln National Life Insurance Company (“LNL”) and Lincoln Life & Annuity Company of New York (together with LNL, the “Companies”) respectfully request the approval of the Commission to file certain post-effective amendments to registration statements on Form N-4 for variable annuity contracts issued through separate accounts of the Companies (the “Replicate Filings”) under paragraph (b) of Rule 485.

LNL filed, on May 3, 2010, under Rule 485(a)(1) of the 1933 Act, the following “template” or model variable annuity filing as described below:

•	Lincoln National Variable Annuity Account H, File No. 333-63505 (the “Template Filing”).

In connection with this request, the Companies confirm that:

•
The disclosure changes in the Template Filing are substantially identical to disclosure changes that will be made in the Replicate Filings; each Replicate Filing will be sufficiently identical to the Template Filing to make this request under Rule 485(b)(1)(vii) appropriate.

•
Because the Replicate Filings are substantially identical to the Template Filing, the Companies will be able to revise the Replicate Filings effectively to reflect Staff comments on the Template Filing.

•	The Replicate Filings will effectively incorporate changes made to the disclosure included in the Template Filing in response to any Staff comments thereon.

•	No Replicate Filing will include changes that would otherwise render it ineligible for filing under Rule 485(b).

Disclosure Changes

The Template Filing consists of two separate prospectuses under a single registration statement and reflects changes to the mortality and expense risk (“M&E”) charges for contracts purchased on or after August 30, 2010.

The American Legacy Shareholder’s Advantage prospectus offers two contract forms that are identical except for their M&E charges and imposition of sales charges. One contract is sold through a regular broker dealer market and contains higher M&E charges and imposes a sales charge that is deducted from purchase payments. The second contract is offered in connection with fee based financial plans and has lower M&E charges and a waiver of the sales charge. The prospectuses will be amended to include three separate M&E tables. The changes to the M&E charges on or after August 30, 2010 are outlined below:

Death Benefit Option	Current M&E	Proposed M&E
Account Value	0.55%	0.65%
Return of Premium	0.65%	0.70%
EGMDB	0.80%	0.95%
Estate Enhancement Benefit Rider	1.00%	1.15%

For contracts purchased as part of a fee-based financial plan, the M&E charges will be:

Death Benefit Option	Current M&E	Proposed M&E
Account Value	0.55%	0.50%
Return of Premium	0.65%	0.55%
EGMDB (no change to M&E charge)	0.80%	0.80%
Estate Enhancement Benefit Rider (no change to M&E charge)	1.00%	1.00%

The American Legacy Shareholder’s Advantage A Class prospectus was designed for sale by a limited broker-dealer market and does not offer a contract issued in connection with fee-based financial plans. The M&E charges will be the same as the higher M&E charges offered to the regular broker dealer market in the American Legacy Shareholders Advantage prospectus. There is also no waiver of the sales charge provision in the American Legacy Shareholder’s Advantage A Class. The M&E charges are outlined below:

Death Benefit Option	Current M&E	Proposed M&E
Account Value	0.55%	0.65%
Return of Premium	0.65%	0.70%
EGMDB	0.80%	0.95%
Estate Enhancement Benefit Rider	1.00%	1.15%

The American Legacy Shareholder’s Advantage and American Legacy Shareholder’s Advantage A Class prospectuses are identical except as described above.

The only difference between the Template Filing and the Replicate Filings is that the M&E charges for the A Share contracts offered as part of a fee-based financial plan under File No. 333-138190 and File No. 333-145531 will change as of June 30, 2010.

Each of the Replicate Filings also consists of two separate prospectuses under a single registration statement.

The Companies propose to add the above disclosure to the next amendment to the following Replicate Filings:

Lincoln Life Variable Annuity Account N
•	File No. 333-138190
Lincoln Life & Annuity Variable Annuity Account H
•	File No. 333-141763
Lincoln New York Account N for Variable Annuities
•	File No. 333-145531

*      *      *

We understand that the Commission Staff will respond orally to this request.  Please direct your reply to the undersigned at (603) 229-6140.  Thank you for your assistance with and attention to this matter.

Sincerely,
Ronald R. Bessette
Senior Counsel

cc:           Ellen Sazzman, Esq.